Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED (TEN) 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30 210 94 07 710-3, Fax: 30 210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

Press Release
3 August 2007

TSAKOS ENERGY NAVIGATION REPORTS

SECOND QUARTER AND FIRST HALF 2007 RESULTS

Net revenues increases by 33.6% increase over same quarter last year

Company reports 55th consecutive profitable quarter

SECOND QUARTER 2007 HIGHLIGHTS

•	Revenues, net of $107.22 million versus $80.26 million in Q2 2006, a 33.6% increase
•	Net income of $37.52 million versus $33.03 million in Q2 2006, a 13.6% increase
•	EPS, diluted of $1.96 per share versus $1.73 in Q2 2006
•	TCE (Time charter equivalent) of $30,021 per day per ship as compared to $28,557 in Q2 2006
•	Delivery and charter of four newbuildings, two ice-class product tankers and two crude oil transporters (one ice-class suezmax and one DNA design aframax)
•	Semi-annual dividend of $1.50 per share paid in April 2007 (bringing the total for fiscal 2006 to $2.75)

FIRST HALF 2007 HIGHLIGHTS

•	Revenues, net of $203.71 million versus $155.88 million in the first half of 2006, a 30.7% increase
•	Net income of $80.99 million versus $74.80 million in the 2006 period, an 8.3% increase
•	EPS, diluted of $4.24 per share versus $3.92 in the first half of 2006
•	TCE of $30,770 per ship per day versus $30,603 for the first half of 2006
•	Delivery and charter of eight newbuilding vessels and re-acquisition of 1999-built Aframax Olympia for a price significantly below fair market value
•	Delivery and charter of Company’s first LNG carrier

Athens, Greece – August 3, 2007 – Tsakos Energy Navigation Limited (TEN) (NYSE: TNP) reported today results (unaudited) for the second quarter and first half of 2007.

SECOND QUARTER RESULTS

Revenues, net of voyage expenses and commissions, were $107.22 million in the second quarter of 2007 up from $80.26 million in the 2006 period. TEN deployed on average 42.3 vessels versus 33.9 vessels in the year earlier quarter. Fleet utilization was 97.6% as compared with 96.8% in the second quarter of 2006. TCE per day, per ship rose to $30,021 from $28,557. Vessel operating costs were $7,266 per ship, per day, up from $6,659 primarily due to higher lubricant prices, crew costs and the

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impact of further dollar weakness. In addition, the integration of the LNG carrier Neo Energy contributed to this increase due to the higher expenses required to operate such a high specification vessel.

Depreciation and dry-docking amortization costs rose to $21.65 million from $16.14 million with the fleet at 44 vessels at June 30, 2007 as compared with 37 vessels a year earlier. Management fees mainly reflected the increased number of ships while overheads rose as a result of professional fees and expenses related to a staff compensation program.

Interest and finance costs net of interest income rose sharply to $12.54 million from $5.61 million reflecting additional borrowings related to the expansion of the fleet. However, the impact was muted by the benefits of interest rate swaps and capitalized interest.

Net income in the 2007 period was $37.52 million versus $33.03 million in the second quarter of 2006. Diluted earnings per share were $1.96 versus $1.73 in the 2006 quarter. There were no vessel sales this quarter.

FIRST HALF RESULTS

Revenues, net of voyage expenses and commissions, were $203.71 million in the first six months of 2007 up from $155.88 million in the 2006 period. TEN operated on average 40.0 ships as compared with 30.5 a year earlier. TCE per ship, per day increased to $30,770 from $30,603 while operating expenses increased to $7,278 from $6,777. General and administrative expenses were $1.85 million, up from $1.46 million in the same period last year. Management fees rose in line with fleet expansion and contractual fee increases.

Interest and finance costs, net of interest income, rose to $22.08 million from $6.45 million from the impact of rising interest rates and borrowings to fund fleet expansion. However, the benefits of higher interest income, interest capitalization, and interest rate swaps reduced the impact. Depreciation and drydocking amortization costs rose to $40.52 million from $28.24 million as a result of fleet expansion.

Net income in the first half of 2007, enhanced by capital gains of $6.40 million, reached $80.99 million; whereas, net income in the 2006 period was $74.80 million without the benefit of capital gains from vessel sales. On a per share basis, the first half of 2007 produced diluted earnings of $4.24, including capital gains of $0.33, while the first six months of 2006 had diluted earnings per share of $3.92.

SUBSEQUENT - OTHER EVENTS

As announced in a press release on July 10, 2007, TEN agreed to sell the 1998-built aframax tankers Maria Tsakos and Athens 2004 to an independent shipowning concern. The Maria Tsakos was delivered to her new owners on July 11th while the Athens 2004 is expected to be delivered to her new owners in October this year. From these sales, the Company will record a $31 million capital gain in the third quarter of this year and another $31 million in the final quarter of the year. Additionally these sales will release approximately $50 million in cash after repayment of debt associated with these two vessels.

On July 28, 2007 the 1991-built Aframax tanker Vergina II, recently converted to double hull was delivered and time-chartered for two years to a major South American oil concern. The gross revenue from this charter is expected to reach $23 million. There are no profit sharing arrangements from this charter.

FLEET STRATEGY

TEN’s strategy of growing the fleet organically has continued in the latest quarter with four vessels entering the fleet to join the four delivered in the first quarter of this year. With nine more vessels still

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to join the fleet, including three this year, TEN’s further fleet modernization and renewal remains on track. The deliveries this quarter were one 1A ice-class suezmax (Antarctic), one DNA design aframax (Sakura Princess) and one 1A and one 1B ice-class handysize product tankers (Aegeas, Byzantion). The Sakura Princess, the Aegeas and the Byzantion all entered long term time charters with profit sharing arrangements while the Antarctic was strategically placed to operate in the spot market.

These newbuilding introductions, supported by various sale and purchase activities that occurred since this quarter last year, have elevated TEN’s average fleet from 33.9 to 42.3 vessels. In terms of deadweight, TEN experienced a 19.4% increase, reaching 4.8 million, while it achieved a further reduction in the average age of its fleet from 6.0 years to 5.3 years, an 11.7% reduction.

Along with expanding the fleet through its newbuilding program, TEN remains committed to exploring other opportunities that may become available in the sectors it operates, which the Company expects will not jeopardize the fleet’s structure or age profile, nor place an excessive burden on the Company’s financial position. In addition, and in line with previous practice, TEN will continue to explore opportunities in the greater sales and purchase market and will occasionally entertain offers for the timely disposal of certain tonnage. As in the past, TEN has used the sales and purchase market to strategically profile its fleet in order to safeguard its attractiveness to the chartering community. This exercise has enabled TEN to not only renew the fleet in terms of type, size and age but to also release cash for further reinvestment.

“Critical mass, balanced employment and caliber of charterer are important components in strategy formulation,” stated Mr. Nikolas P. Tsakos, President & CEO of TEN. “We believe the quality and size of our fleet and our flexible chartering strategy in tandem with new vessel deliveries and strategic vessel disposals, will continue to fuel our drive for greater returns and enhanced shareholder value,” Mr. Tsakos concluded.

TANKER INDUSTRY

The strong global economic expansion is continuing. On July 25, 2007, the IMF (International Monetary Fund) revised its forecast of global economic growth from 4.9% to 5.2% for both 2007 and 2008. This revision was due to the continuing strength of emerging markets and developing countries. GDP growth for China was revised to 11.2%, India to 9.0% and Russia to 7.0%. Among the developed economies, GDP growth in the USA is expected at 2.0% (0.2% lower than earlier projections) but forecast to grow at 2.8% in 2008. Growth in the Euro-zone and Japan has been revised upward by 0.3% and is expected to remain relatively strong at 2.6% for 2008. Inflation remains, in general, well contained although some emerging markets and developing economies are facing inflation pressures, especially from rising prices in energy and food. Oil demand remains strong despite oil prices creeping back to record highs. The IEA (International Energy Agency) in its July report marginally revised downwards (by 0.10/mbpd) the 2007 global oil demand to 86.0/mbpd, due to minor baseline revisions to OECD figures, which still represents a 1.8% growth in oil demand over the previous year’s figure of 84.5/mbpd. In 2008, world oil demand is expected to rise by a robust 2.5% to 88.2/mbpd with the OECD contributing roughly a third (0.8/mbpd) of this demand growth. The growth in non-OECD demand is expected to derive primarily from China and the Middle East.

Year to date the freight rate environment for both crude and product tankers is in line with 2006 levels despite the strong influx of newbuilding tankers, which is above historical levels, and expected to remain so until 2010. About 25% of the world tanker fleet is still of single hull design with limited trading prospects as the 2010 IMO phase-out deadline approaches. Conversion of these single hull tankers to FPSOs and FSOs and dry bulk carriers could further restrict shipyard capacity for building new tankers until 2011. Steel recycling could be another option due to historically high scrap prices (currently over $500 per lightweight ton). Forward fixing at healthy rates of crude and product tankers by oil majors and commodity traders remains strong while the general landscape of the energy and the

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tanker markets continues to be influenced by the same variables that are responsible for the volatile nature of the markets. These are: global refinery constraints and glitches, ton/mile demand (expansion of trading routes), level of OECD stocks, arbitrage trade opportunities, geopolitical and weather related risks and internationally imposed regulations.

The set of challenges that owners and operators face include capital commitments to fund newbuilding and second-hand vessels, potentially higher interest rates and insurance premiums, personnel expenses, increases in lubricant and bunker prices, maintenance needs and a weakening dollar. These have not changed significantly nor are expected to change materially in the third and fourth quarter of this year. Despite these challenges, TEN expects 2007 to be another healthy year with high fleet utilization rates, a freight market well above mid-cycle levels, and capital returns around the levels of 2006.

OUTLOOK FOR TEN

With worldwide demand for crude and refined petroleum products on the rise, chartering and other investment opportunities will abound. TEN’s fleet and overall condition of its balance sheet provide a solid base for further growth while its versatile and balanced chartering strategy affords the necessary buffer to counteract possible market imbalances.

In the second quarter, the Company was successful in fixing five vessels, including its first LNG carrier, four with profit sharing agreements, four charters stretching from 12-months to three years, guaranteeing at least $81 million in gross revenues over that period. This earnings visibility which is further enhanced when one considers the whole time-chartered fleet under consideration, provides additional comfort for the future. In particular, for the remaining half of the year 87% has been fixed securing at least $160 million in gross revenues while for 2008 67% of the available days have been fixed guaranteeing at least $226 million for that year.

“Our results this quarter, placed in the context of the meandering markets recently, is a prime indication that our operating model works,” Mr. Tsakos continued. “It is a model designed for the long run and expected to further solidify our foundations for further growth, both in terms of size and returns. “With the market expected to remain healthy for the foreseeable future, and with the continuous stream of newbuildings we expect to join our fleet, in conjunction with our active involvement in the sales and purchase markets, TEN’s position to efficiently service its clients and actively participate in world maritime trades remains strong.”

TEN’s remaining newbuilding program:

Vessel	Dwt	Design	Delivery
Handysize (Product)
1. Bosporos	37,340	Ice-Class (1B)	21 August 2007
Panamax (Product)
1. Selecao	73,000		15 November 2007
2. Socrates	73,000		30 November 2007
Aframax (Crude)
1. Maria Princess	105,000	DNA	November 2008
2. Nikkon Princess	105,000	DNA	November 2008
3. Ise Princess	105,000	DNA	Q3 2009
4. Asahi Princess	105,000	DNA	Q4 2009
5. Saporo Princess	105,000	DNA	Q4 2009
6. Uraga Princess	105,000	DNA	Q1 2010

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ABOUT TSAKOS ENERGY NAVIGATION

TEN’s proforma fleet consist of 52 vessels of 5.6 million dwt. Today TEN operates a fleet of 43 double-hull vessels. Additionally, its newbuilding program of 9 vessels includes six Aframax crude carriers, two Panamax tankers and one Handysize product carrier representing 815,000 dwt.

The strategy of a balanced diverse fleet is reflected in 27 crude transporters ranging from VLCCs to Aframaxes and 24 product carriers ranging from Handysize to Aframaxes; complemented by one LNG.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACTS:

George V. Saroglou, COO

Tsakos Energy Navigation Ltd.

Tel: 30 210 94 07 710-3

ten@tenn.gr

Thomas J. Rozycki, Jr., Investor Relations

Cubitt Jacobs & Prosek Communications

212-279-3115 x208

trozycki@cjpcom.com

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TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data (Unaudited)

(In Thousands of U.S. Dollars, except share, per day and fleet data)

		Three months ended June 30		Six months ended June 30
		2007	2006	2007	2006
STATEMENT OF INCOME DATA
Voyage revenues		$131,847	$105,025	$247,129	$200,896

Commissions		4,717	4,044	8,794	7,600
Voyage expenses		19,906	20,720	34,623	37,421
Charter hire expense		4,141	6,104	8,596	12,162
Vessel operating expenses		26,057	18,167	48,766	32,623
Depreciation		20,546	14,798	38,688	25,474
Amortization of deferred drydocking costs		1,104	1,340	1,829	2,765
Management fees		2,485	1,772	4,690	3,181
General & Administrative expenses		1,071	980	1,886	1,455
Staff compensation expense		1,321	—	2,284	—
Foreign currency losses		116	80	148	74
Amortization of deferred gain on sale of vessels		(792)	(792)	(1,584)	(1,584)
Gain on sale of vessels, net		—	—	(6,397)	—

Total expenses		80,672	67,213	142,323	121,171

Operating income		51,175	37,812	104,806	79,725

Interest and finance costs, net		(14,817)	(5,705)	(30,352)	(9,317)
Interest income		2,277	94	8,269	2,869
Other income/(expense)		23	824	(75)	1,522

Total other income (expenses), net		(12,517)	(4,787)	(22,158)	(4,926)

Minority interest		(1,139)	—	(1,658)	—

Net income		$37,519	$33,025	$80,990	$74,799

Earnings per share, basic		$1.97	$1.73	$4.25	$3.92
Earnings per share, diluted		$1.96	$1.73	$4.24	$3.92
Weighted average number of shares outstanding
Basic		19,039,871	19,063,315	19,039,871	19,082,672
Diluted		19,145,436	19,071,712	19,104,780	19,091,243

		June 30 2007	December 31 2006	June 30 2006
BALANCE SHEET DATA
Cash and cash equivalents		143,749	174,567	81,438

Current assets, including cash		268,447	222,493	142,599
Investments		—	14,045	21,586
Advances for vessels		154,580	261,242	279,112
Vessels at cost		2,100,429	1,649,928	1,551,089
Accumulated Depreciation		(185,614)	(191,281)	(196,322)
Vessels' Net Book Value		1,914,815	1,458,647	1,354,767
Deferred charges		13,085	13,448	13,411

Total assets		$2,350,927	$1,969,875	$1,811,475

Current portion of long-term debt		73,787	23,117	18,186

Current liabilities, including current portion of long-term debt		170,379	101,430	83,050
Long-term debt, net of current portion		1,371,609	1,110,544	1,066,181
Deferred income, net of current portion		1,042	2,626	6,864
Minority interests		1,660	2	—
Total stockholders' equity		806,237	755,273	655,380

Total liabilities and stockholders' equity		$2,350,927	$1,969,875	$1,811,475

		Three months ended June 30		Six months ended June 30
		2007	2006	2007	2006
OTHER FINANCIAL DATA
Net cash from operating activities		$45,275	$56,446	$114,343	$101,813
Net cash used in investing activities		$(177,470)	$(519,866)	$(425,223)	$(786,452)
Net cash from financing activities		$81,999	$468,287	$280,062	$620,308

TCE per ship per day		$30,021	$28,557	$30,770	$30,603

Operating expenses per ship per day		$7,266	$6,659	$7,278	$6,777
Vessel overhead costs per ship per day		$1,266	$893	$1,222	$840

		8,532	7,552	8,500	7,617

FLEET DATA

Average number of vessels during period		42.3	33.9	40.0	30.5
Number of vessels at end of period		44.0	37.0	44.0	37.0
Average age of fleet at end of period	Years	5.3	6.0	5.3	6.0
Dwt at end of period (in thousands)		4,846.0	4,057.9	4,846.0	4,057.9

Time charter employment - fixed rate	Days	1,058	581	1,966	1,275
Time charter employment - variable rate	Days	1,722	750	3,222	1,166
Period employment (pool and coa) at market rates	Days	273	863	554	1,574
Spot voyage employment at market rates	Days	706	790	1,223	1,386

Total operating days		3,759	2,984	6,965	5,401
Total available days		3,851	3,082	7,248	5,519
Utilization		97.6%	96.8%	96.1%	97.9%

TCE represents voyage revenue less voyage expenses. Commission is not deducted.

Operating expenses per ship per day exclude the two chartered-in vessels and the vessel bare-boat chartered out.

Vessel overhead costs include Management fees, General & Administrative expenses and Staff compensation expense.